Exhibit 4.14

Exclusive Consultation and Service Agreement

This Exclusive Consultation and Service Agreement is entered into by the following parties on April 28, 2020, in Beijing, the People’s Republic of China (the “PRC”), by and between:

(1)

Yunmi Hulian Technology (Guangdong) Co., Ltd., a wholly foreign-owned enterprise established under the laws of the PRC, with its registered office at No.1-7, North Side of the First Floor of Building A, No.2, North Xinxi 4th Road, Xiashi Village Committee, Lunjiao Sub-district Office, Shunde District, Foshan , and with LI Xiang as its legal representative (hereinafter referred to as “Party A”); and

(2)

Foshan Yunmi Electric Appliances Technology Co., Ltd., a limited liability company established under the laws of the PRC, with its registered office at No.2, North Xinxi 4th Road, Xiashi Village Committee, Lunjiao Sub-district Office, Shunde District, Foshan (The Second Floor of Building No.1 and the Fourth Floor of Building No.7), and with CHEN Xiaoping as its legal representative (hereinafter referred to as “Party B”).

(In this Agreement, Party A and Party B are respectively referred to as a “Party” and collectively referred to as the “Parties”.)

WHEREAS:

1.

The scope of business of Party A is to research, develop, design, manufacture and sell water purification equipment, range hoods, water heaters, gas appliances, dishwashers, kitchen utensils, integrated kitchens, cabinets, complete sets of furniture and supporting supplies for kitchens and bathrooms, air conditioners, electronic components, air purifiers, humidifiers, refrigerators, freezers and related products, household washing machines, smart homes, smart control systems, smart home appliances central controllers, sensor products, lighting appliances, audio equipment, smart door lock switches, smart toilets, intelligent system technologies and products, household appliances, daily appliances, kitchen appliances and their accessories; and to provide the installation, maintenance and after-sales services of the above products, the development, production, sales, technical services, engineering installation, maintenance, consulting, agency and leasing of computers and supporting equipment, the construction, installation and maintenance services of water treatment and purification projects, the specialized retail of daily necessities, cosmetics, agricultural products, food and beverages (by virtue of valid permits), the advertising design, production, agency and release, the software design and development as well as the ticketing agency (excluding commercial performances). (The above items do not involve special access measures for foreign investment) (Any item legally subject to approval, can only be carried out business activities after being approved by relevant departments)

2.

The scope of business of Party B is to research, develop, design, manufacture and sell household appliances, daily appliances, kitchen appliances and their parts; to provide the installation, maintenance and after-sales services of the above-mentioned products; to  develop, sell, install, maintain and render after-sales services for water purification equipment, water softening equipment, drinking water equipment and their accessories, range hoods, water heaters, gas appliances, dishwashers, kitchen utensils, integrated kitchens, cabinets, complete sets of furniture and supporting supplies for kitchens and bathrooms, air-conditioning equipment accessories, electronic components, air purifiers, humidifiers, other indoor environment regulating equipment and their spare parts, refrigerators, freezers and related products, household washing machines, smart homes, smart control systems, sensor products, lighting appliances, audio equipment, smart door lock switches, smart toilets, smart system technologies and products; to develop, manufacture, sell and render technical services, engineering installation, maintenance, consulting, agency and leasing of communication equipment and modules, audio screen equipment and modules, tablets, routers, transmission equipment, computers and ancillary equipment; to construct, install and maintain water treatment and purification projects; to operate and act for the import and export of various commodities and technologies (except for the import and export of commodities and technologies prohibited by the State or involving administrative approval); to provide the specialized retail of daily necessities, cosmetics, agricultural products, food and beverage (by virtue of valid permits), and the advertising design, production, agency and release; to engage in technology development and transfer and consulting services in the fields of car networking systems, network technologies, and computer software and hardware; as well as to offer software development and design, application software services, e-commerce business, online data processing and transaction processing, ticketing agency (excluding commercial performances), cargo agency, road cargo transportation, warehousing management, warehouse leasing, forklift leasing, logistics technical consulting, international freight forwarding, car-free transportation, water, highway and rail combined transportation, equipment asset leasing, and research and development and sales of Class I and Class II medical devices. (Any item legally subject to approval can only be carried out business activities after being approved by relevant departments)

3.

Party B intends to engage Party A to provide software technology development, technical consulting and technical services related to Party B’s business (as defined below) to further its own business development, and Party A agrees to accept such engagement.

After friendly consultation, both Parties hereby agree as follows:

Article 1 Definition

1.1	Unless the terms or context hereof shall otherwise be understood, the following terms shall have the following meanings:

“Business of Party B”	Refers to all the business operated and developed by Party B currently and at any time during the term hereof.
“Service”

Refers to the services provided by Party A to Party B in connection with the business of Party B. Such services include but are not limited to:

(1) licensing Party B to use relevant software required for its business;

(2) providing Party B with comprehensive solutions in terms of information technology required by the business of Party B; and

(3) daily management, maintenance and updating of hardware equipment and database;

(4) development, maintenance and updating of relevant application software;

(5) training professional and technical personnel for Party B;

(6) assisting Party B in collecting technical and commercial information and conducting market research;

(7) introducing customers to Party B and helping it establish business and cooperative relationships;

(8) providing Party B with suggestions and opinions on the establishment and improvement of its corporate structure, management system and department settings, and assisting Party B in improving its internal management system; and

(9) other relevant technical services and consulting services provided from time to time upon Party B’s request, as permitted by the laws of the PRC.

“Service team”

Refers to the team of personnel established by Party A for providing services to Party B hereunder, which contains Party

A’s own staffs as well as third party professional consultants and other laborers engaged by Party A.

“Service charge”	Refers to all fees payable by Party B to Party A for services provided by Party A pursuant to Article 3 hereof.
“Operating income”

For any year during the term hereof, refers to the income derived by Party B from its business operations during that year as recorded in the “Revenue” column of Party B’s audited balance sheet in accordance with accounting standards of the PRC.

“Annual business plan”

Refers to the business development plan and budget report of Party B for the following calendar year as prepared by Party B with the assistance of Party A by 30 November each year in accordance herewith.

“Equipment”	Refers to any and all equipment owned or purchased by Party A from time to time for use in the provision of the services.
1.2

Any reference herein to any laws or regulations (hereinafter referred to as “Laws”) shall be deemed to (1) include references to amendments, modifications, additions and re-enactments of such Laws, whether in effect before or after the date hereof; and (2) include references to other decisions, notices and regulations made pursuant to or in effect by virtue of the provisions thereof.

1.3	Unless the context hereof indicates otherwise, references herein to articles, paragraphs, items or subparagraphs are to their respective parts hereof.

Article 2 Services of Party A

2.1

Party B needs Party A to provide services for better development of the business of Party B, and Party A agrees to provide such services to Party B. To this end, Party B appoints Party A as its exclusive consulting and service provider to exclusively provide Party B with the services defined herein, and Party A agrees to accept such an appointment.

2.2	Party A shall provide services to Party B in accordance with the terms hereof, and Party B shall provide convenience for Party A’s services as much as possible.
2.3

Party A shall allocate all kinds of equipment and service teams reasonably required for providing services, and purchase and add new equipment and add new personnel according to Party B’s annual business plan and reasonable requirements, so as to meet the needs of Party A for providing excellent services to Party B according to this Agreement. However, Party A may, at its discretion, replace any member of the service team or change specific service responsibilities of any member of the service team from time to time, provided that the replacement of such members or the change of service responsibilities will not have a significant adverse impact on Party B’s daily operations.

2.4

Notwithstanding other provisions hereof, Party A shall be entitled to independently designate any third party to provide any or all services hereunder, or to perform any obligations of Party A hereunder on its behalf. And Party B hereby agrees that Party A shall be entitled to transfer its rights and obligations hereunder to any third party.

Article 3 Service Charge

3.1	In respect of the services provided by Party A pursuant to this Agreement, Party B shall pay to Party A a service charge in the following manner:

3.1.1 a service charge equivalent to one hundred percent (100%) of Party B’s net revenue of the year; and

3.1.2 a service charge for specific technical services provided by Party A from time to time at the request of Party B as otherwise agreed by both Parties.

3.2

Party B shall pay the service charge determined in accordance with Article 3.1 to the bank account designated by Party A in one lump sum within three months after the end of each calendar year. If Party A changes its bank account, it shall send a written notice to Party B seven (7) working days in advance.

3.3

The Parties agree that the payment of the above service charge shall not, in principle, cause difficulties in the operation of either Party in the current year, and for the above purpose and to the extent necessary to achieve the above principle, Party A may agree to delay the payment of the service charge by Party B or, by mutual agreement, may adjust in writing the percentage and/or the specific amount of the service charge payable by Party B to Party A under Article 3.1.

3.4	The service charge payable by Party B to Party A pursuant to Article 3.1.2 shall be separately determined by the Parties in writing in accordance with the service nature and the workload.

Article 4 Obligations of Party B

4.1

The services provided by Party A hereunder are exclusive; and during the term hereof, without prior written consent of Party A, Party B shall not enter into any written or oral agreement with any other third party to engage such third party to provide the same or similar services as those provided by Party A hereunder.

4.2

Party B shall provide Party A with the determined annual business plan of Party B for the following year by November 30 each year so that Party A can arrange the corresponding service plan and acquire the required software, equipment, personnel and technical service force. If Party B temporarily needs additional equipment or personnel from Party A, it shall consult with Party A fifteen (15) days in advance so as to reach a consensus.

4.3	To facilitate the provision of services by Party A, Party B shall provide Party A with the relevant information requested by Party A in an accurate and timely manner upon Party A’s request.
4.4	Party B shall pay Party A the service charge on time and in full in accordance with the provisions of Article 3 hereof.
4.5	Party B shall maintain its good reputation, actively expand its business and strive to maximize its revenue.
4.6

The Parties hereby confirm that, pursuant to the terms and conditions of an “Equity Pledge Agreement” dated ______________, 2020 among all registered shareholders of Party B at the time of execution hereof (the “Existing Shareholders”) and Party A, each Existing Shareholder has pledged its respective equities in Party B to Party A to secure the performance of Party B’s obligations hereunder.

4.7

During the term hereof, Party B agrees to cooperate with Party A and its parent company (including the direct or indirect one) in the audit of associated transactions and other types of audits, to provide Party A, its parent company or its appointed auditor with information and materials relating to Party B’s operations, business, customers, finance, employees, etc., and to consent to the disclosure of such information and materials by Party A’s parent company for the purpose of satisfying the regulatory requirements of the place where its securities are listed.

Article 5 Intellectual Property Rights

5.1

To the extent permitted by the then applicable laws and regulations of the PRC, the intellectual property rights (including but not limited to copyrights, patents, technical secrets, trade secrets and others) of the work achievements created by Party A in the course of providing the services hereunder or developed and created by Party B based on the intellectual property rights of Party A shall belong to Party A. If the then applicable laws and regulations of the PRC expressly provide that such intellectual property rights shall not be owned by Party A, they shall be held by Party B and transferred to Party A at the minimum transfer price permitted by law when Party A is allowed to own under the laws and regulations of the PRC; and if there is no restriction on such minimum transfer price by law at that time, Party B shall unconditionally transfer the ownership of such intellectual property rights and assist Party A in all governmental filing and registration procedures for changing owner of such intellectual property rights.

5.2

For the purposes hereof, Party B may use the work achievements created by Party A in the course of providing the services hereunder in accordance with this Agreement, however, this Agreement does not in any way permit Party B to use such work achievements in any manner for other purposes.

5.3

Each Party warrants to the other Party that it will indemnify the other Party for any and all economic losses caused to it by any infringement of the intellectual property rights (including copyrights, trademarks, patents and proprietary technologies) of the other Party.

Article 6 Confidentiality Obligations

6.1

During the term hereof, all customer information and other related information relating to the business of Party B and the services provided by Party A (hereinafter referred to as the “Customer Information”) shall belong to Party A.

6.2

Notwithstanding the termination hereof, Party A and Party B shall keep in strict confidence the trade secrets, proprietary information, common customer information and other relevant information of the Parties, and any other non-public information of the other Party (hereinafter collectively referred to as the “Confidential Information”) learned in the course of the performance hereof. The Party receiving the Confidential Information (hereinafter referred to as the “Recipient”) shall not disclose the Confidential Information or any part thereof to any other third party except with prior written consent of the other Party or as required by relevant laws and regulations or rules of the relevant stock exchange; and the Recipient shall not use or indirectly use the Confidential Information or any part thereof except for the purposes hereof.

6.3	The following information is not Confidential Information:
(a)	any information of which there is written evidence of prior knowledge on the part of the Recipient;
(b)	any information that is in the public domain or otherwise becomes publicly known through no fault of the Recipient; or
(c)	any information that the Recipient subsequently obtains lawfully from other sources.
6.4

The Recipient may disclose Confidential Information to its relevant employees, agents or professionals engaged by it, provided that the Recipient shall ensure that such persons shall also be bound by this Agreement to keep such Confidential Information confidential and to use them only for the purposes hereof.

6.5

Upon termination hereof, the Recipient of the Confidential Information shall return any documents, information or software containing such Confidential Information to the original owner or provider of the Confidential Information, or destroy them with the consent of the original owner or provider, including deleting any Confidential Information from any relevant memory device, and shall not continue to use such Confidential Information.

6.6	The Parties agree that this article shall survive any change, termination or discharge hereof.

Article 7 Commitment and Warranty

7.1	Party A hereby represents and warrants as follows:
7.1.1

It is a limited liability company duly registered and legally subsisting under the laws of its place of incorporation, with independent corporate capacity; and has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and can independently act as a Party to the subject of litigation.

7.1.2

It has full power and authority within the Company to execute and deliver this Agreement and all other documents relating to the transactions described herein that it will execute, and has full power and authority to consummate the transactions described herein. This Agreement is legally and properly executed and delivered by Party A. And it constitutes a legal and binding obligation on Party A and is enforceable against it in accordance with the terms hereof.

7.2	Party B hereby represents, warrants and undertakes as follows:
7.2.1

It is a limited liability company duly registered and legally subsisting under the laws of its place of incorporation, with independent corporate capacity; and has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and can independently act as a Party to the subject of litigation.

7.2.2

It has full power and authority within the Company to execute and deliver this Agreement and all other documents relating to the transactions described herein that it will execute, and has full power and authority to consummate the transactions described herein. This Agreement is legally and properly executed and delivered by Party B. And it constitutes a legal and binding obligation on Party B and is enforceable against it in accordance with the terms hereof.

7.2.3

It has full operating licenses necessary for its operations at the time this Agreement becomes effective and is fully entitled and qualified to operate the business of Party B that it is currently engaged in within the PRC.

7.2.4	It shall promptly inform Party A of its involvement in litigations and other adverse circumstances and use its best efforts to prevent the expansion of losses.
7.2.5	Without written consent of Party A, Party B shall neither dispose of the material assets of Party B in any form, nor change the existing shareholding structure of Party B.
7.2.6

It shall not enter into any transaction that may materially affect Party B’s assets, liabilities, business operations, shareholding structures, shareholdings in third parties or other legal rights (other than those arising in the ordinary or usual course of business or disclosed to and agreed by Party A in writing).

Article 8 Term of Agreement

8.1

Both Parties hereby acknowledge that this Agreement has been duly signed by them and shall continue in force unless the Parties agree in writing to terminate it by mutual agreement, or unless it must be terminated as required by relevant applicable laws and regulations of the PRC.

8.2

Both Parties shall complete the approval and registration procedures for extension of the term of operation within three months prior to the expiration of their respective terms of operation so as to continue the term hereof.

8.3	Upon termination hereof, both Parties shall comply with their obligations under Article 3 and Article 6 hereof, respectively.

Article 9 Notice

9.1	Any notices, requests, demands and other communications required by or made under this Agreement shall be in writing and served on the Party concerned.
9.2

Such notices or other communications shall be deemed served upon dispatch if sent by facsimile or telex, upon personal delivery if delivered in person, or upon posting five (5) days after posting if sent by mail.

Article 10 Liability for Breach

10.1

Both Parties agree and acknowledge that if either Party (hereinafter referred to as the “Defaulting Party”) materially breaches any of the agreements made hereunder or materially fails to perform any of its obligations hereunder, it shall constitute a default hereunder (hereinafter referred to as the “Default”), and the Non-defaulting Party shall be entitled to require the Defaulting Party to correct or remedy the breach within a reasonable period of time. And if the Defaulting Party does not correct or remedy the breach within a reasonable period of time or within ten (10) days after the Non-defaulting Party has notified the Defaulting Party in writing and made a correction request, the Defaulting Party shall be entitled, in its sole discretion, to handle as follows:

10.1.1 If Party B is the Defaulting Party, Party A shall be entitled to terminate this Agreement and demand damages from the Defaulting Party; or

10.1.2 If Party A is the Defaulting Party, Party B shall be entitled to demand damages from the Defaulting Party, but it shall not in any event be entitled to terminate or rescind this Agreement unless otherwise provided by law.

10.2	Notwithstanding any other provision hereof, the effect of the provisions of this Article 10 shall not be affected by the suspension or termination hereof.

Article 11 Force Majeure

If the performance hereof is directly affected by an earthquake, typhoon, flood, fire, war, change in policy or law or other force majeure event that cannot be foreseen or whose consequences cannot be prevented or avoided, or this Agreement cannot be performed in accordance with the agreed terms, the Party encountering such force majeure event shall immediately give a notice by facsimile and within thirty (30) days provide details of the force majeure and the supporting documents of the reasons for the failure or delay of performance hereof, and such documents shall be issued by a notary public in the area where the force majeure occurs. The Party affected by the force majeure event shall take appropriate measures to reduce or eliminate effects of the force majeure event and shall endeavor to restore the performance of the obligations as delayed or impeded by the force majeure event. The Parties agree on whether this Agreement should be partially waived or extended, depending on the extent to which the force majeure event affects the performance hereof. And neither Party shall be liable for any economic loss incurred by the Parties as a result of the force majeure event.

Article 12 Miscellaneous

12.1	This Agreement is made in Chinese with two (2) originals, one (1) copy for each Party hereto.
12.2	Laws of the PRC shall apply to the conclusion, entry into force, performance, amendment, interpretation and termination hereof.
12.3

Any dispute arising under and in connection with this Agreement shall be settled through negotiation by the Parties. If the Parties fail to reach an agreement within thirty (30) days after the dispute arises, the dispute shall be submitted to China International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time. The place of arbitration shall be Beijing, the language used in the arbitration shall be Chinese, and the arbitral award shall be final and binding on the Parties hereto.

12.4	Any rights, powers and remedies conferred on the Parties by any provision hereof shall not preclude any other rights, powers or remedies to which such Party may be entitled under the provisions of law and other provisions hereunder, and the exercise by one Party of its rights, powers and remedies shall not preclude the exercise by such Party of its other rights, powers and remedies.

12.5

One Party’s failure to exercise or delay in exercising any of its rights, powers and remedies hereunder or at law (hereinafter referred to as “Such Rights”) will not result in a waiver of Such Rights, and any waiver of any single or partial exercise of such Party’s rights will not preclude any other exercise of Such Rights by such Party and any other exercise of such Party’s rights.

12.6	The headings of the articles hereof are for indexing purposes only and in no event shall such headings be used or affect the interpretation of the provisions hereof.
12.7	This Agreement supersedes any other prior written or oral agreements between the Parties hereto relating to the matters set forth herein and constitutes the entire agreement between them.
12.8

Each provision hereof shall be severable and independent of every other provision. If at any time any one or more of the provisions hereof shall become invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

12.9	Any amendment or supplement to this Agreement must be in writing and duly signed by both Parties hereto before taking effect.
12.10

Party B may not assign any of its rights and/or obligations hereunder to any third party without prior written consent of Party A. Party A shall be entitled to assign any of its rights and/or obligations hereunder to any third party designated by it upon giving notice to Party B, subject to the laws of the PRC.

12.11	This Agreement shall be binding on the legal successors of both Parties.
12.12	The Parties undertake that they will each declare and pay the taxes and fees involved in the transactions hereunder in accordance with the law.

[No body text below]

[Signing Page for Exclusive Consulting and Service Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Exclusive Consulting and Service Agreement to be executed on the date and place first written above.

Yunmi Hulian Technology (Guangdong) Co., Ltd. (Seal)

Signature: /s/ LI Xiang

Name: LI Xiang

Position: Legal representative

Foshan Yunmi Electric Appliances Technology Co., Ltd. (Seal)

Signature: /s/ CHEN Xiaoping

Name: CHEN Xiaoping

Position: Legal representative